UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Locai Solutions, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       January 5, 2018

Physical address of issuer
2796 S Boston Court, Denver, CO 80231

Website of issuer
https://www.locaisolutions.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
96,825 (determined with a price of $0.2582 per share)

Price (or method for determining price)
$0.2582

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 15, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$603,995	N/A
Cash & Cash Equivalents	$589,739	N/A
Accounts Receivable	$8,000	N/A
Short-term Debt	$410,168	N/A
Long-term Debt	N/A	N/A
Revenues/Sales	$54,376	N/A
Cost of Goods Sold	($16,665)	N/A
Taxes Paid	N/A	N/A
Net Income	($962,110)	N/A

The above reflects the consolidated financials of Locai Solutions, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 6, 2019

Locai Solutions, Inc.



Up to $1,070,000 of Preferred Stock

Locai Solutions, Inc. ("locai", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 15, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by November 15, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 8, 2019 will be permitted to increase their subscription amount at any time on or before November 15, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after November 8, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 8, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://locaisolutions.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.seedinvest.com/locai.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Locai Solutions, Inc. is a Delaware Corporation, formed on January 5, 2018.

The Company is located at 2796 S Boston Court, Denver, CO 80231.

The Company's website is https://www.locaisolutions.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/locai and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$0.2582
Minimum investment amount per investor	$1,000
Offering deadline	November 15, 2019
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies. The online grocery market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its SaaS applications. The sales process involves educating customers about the Company's SaaS applications, participating in extended SaaS applications evaluations and configuring the SaaS applications to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 18 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the

Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception totaling $962,110 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. During the year ended December 31, 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $38,886 and is recorded under 'Advances – related party' on the balance sheet. During the year ended December 31, 2018, a shareholder agreed to defer a portion of their salary until some future event. At December 31, 2018, the deferred compensation outstanding in the amount of $65,906 is recorded under 'Deferred Compensation' on the balance sheet. During the year ended December 31, 2018, the Company issued a convertible note to a shareholder. At December 31, 2018, the amount of the convertible note is $250,000, and is recorded under 'Related party Convertible Notes. During the year ended December 31, 2018 the Company issued convertible notes to a relative of a shareholder and officer of the Company. At December 31, 2018, the total amount of the convertible notes is $1,100,000, and is recorded under 'Related party Convertible Notes."

The Company's founders, Michael Demko and Kit Demko, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 88.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
locai: Redefining digital grocery by providing grocers with a suite of applications with personalization at its core powered by proprietary AI. Through its personalization engine, locai enables grocers to engage their shoppers and maximize their revenue.

With online grocery shopping projected to grow from 5.1% of the market today to 16.7% by 2023, grocers will see the relationships with their customers put to the test. They need digital solutions that can engender customer loyalty and scale. Without the loyalty of their customers, behemoths like Walmart and Amazon will dominate this market. To date, the online solutions grocers have had available to them are often inflexible and lack the innovative digital features customers are demanding.

At locai, we're restoring this connection between grocers and shoppers by providing an end-to-end digital commerce platform that has personalization at its core. Through personalization, grocers help their shoppers feel known online as well as in-store. Our CookIt meal planner provides personalized recipe recommendations that can be shopped in 1-click, giving shoppers even greater convenience. Our Searchandising engine enables digital shelves to be personalized, allowing grocers to present products shoppers want. The store shelf becomes a dynamic connection point between the grocer and their shoppers. These digital shelves can also be configured to maximize the grocer's ad revenue through paid placement.

locai couples this front-end capability with PowerPick, its Fulfillment Management System. Today, most online order fulfillment is done in-store. This approach negatively impacts shoppers with aisle congestion and impedes staff productivity. Grocers are also unable to properly manage stock, resulting in out of stocks, lost sales, and dissatisfied customers. These issues will only grow as online grocery grows. Unlike our competitors, the locai PowerPick Fulfillment Management System supports multi-point fulfillment, from stores to warerooms and dark stores and any combination thereof. With PowerPick's, grocers can scale their operations profitably.

Business Plan
locai provides grocers with an end-to-end solution that scales with their digital grocery needs in an ever-evolving digital market. From its front-end Digital Commerce platform; to its back-end fulfillment system, locai optimizes customer engagement as well as maximizes profitability and reduces out-of-stocks through the use of proprietary AI and machine learning technology.

The locai platform was developed with personalization at its core to optimize the customer experience with applications such CookIt. As a meal planning solution, CookIt is the ultimate in convenience and has been proven to increase basket size, customer engagement, and loyalty. Powered by AI, CookIt maps any recipe to a grocer's catalog. CookIt makes personalized recipe recommendations based on numerous data sources such as past purchase history, dietary and cuisine preferences, as well as items in a customer's basket. Shoppers just click on a recipe and their cart is automatically populated with all the needed ingredients. CookIt also takes into account pricing, serving sizes, and product quantities to minimize food waste.

locai's Searchandising engine is a personalized search-based approach to merchandising that enables items to be organized by terms such as "sandwich staples" or "healthy snacks", creating a shopping experience with context. Our Searchandising engine enables the grocer to build digital shelves that are personalized based on customer preferences and purchase history and can be configured for weekly sales, seasonal items, or other contextual terms. They can also be configured to maximize the grocer's ad revenue through paid placements creating an additional revenue stream. Searchandising turns the store shelf into a dynamic connection point between the grocer and their shoppers.

locai's Endless Aisles provides grocers with a way to increase the number of items they offer online without adding any additional carrying costs. Through locai's network of drop ship partnerships, grocers can select the additional items they'd like to offer their customers, set pricing, and participate in the increased revenue. Shoppers enjoy a single checkout across all these items (including items that are in-store or carried by a third party) which increases customer convenience and satisfaction.

CookIt, Searchandising, and Endless Aisles are core features of the locai Digital Commerce platform but can also be easily integrated into any eCommerce platform via locai's APIs and/or javascript modals. Both CookIt and Endless Aisles are also available as microsites that can customized to the grocer's brand.

locai couples its front-end capabilities with PowerPick, a Fulfillment Management System integrated with our proprietary Order Management System (OMS). Today, most online order fulfillment is done in-store. In-store fulfillment is already failing to scale with online volume due to aisle congestion that impedes both shoppers and staff productivity. Grocers are also unable to properly manage stock, resulting in out of stocks, lost sales, and dissatisfied customers. These issues will only grow exponentially as the online grocery market grows. Unlike our competitors' services, the locai OMS combined with PowerPick supports multi-point order fulfillment from in-store, to warerooms, dark stores, and robotic fulfillment centers or any combination thereof.

All of locai's applications are built on a cloud native microservices architecture enabling locai to easily scale with the grocer's needs as well as innovate faster and with more flexibility and efficiency. The locai platform can also plug and play by seamlessly with other best-in-class technologies based each grocer's specific business needs.

The Company's Products and/or Services

Product / Service	Description	Current Market
Intelligent end-to-end grocery software	suite of software applications for digital grocery	grocery industry and consumer packaged goods companies

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The online grocery market is forecast to be $36.2B in 2019 and estimated to grow to $117B by 2023. locai provides digital solutions to this market and our target retailers (small to midsize retailers) represent approximately 40% of this market.

Our SaaS fee structures (and our competitors) are on a tiered rate card that are performance based on the volume of online retail sales through our platform. As a percent of total retail sales, our SaaS fees are approximately 1.5%. Therefore the size of our target market is 1.5% of 40% of $36.2B or $220MM in 2019 growing to $700MM by 2023.

In addition, the company's technology as applicability to digitally savvy in-store shoppers as well as CPG companies looking to market to our clients end customers. Those two markets represent another $750MM and $1.25B market opportunities respectively by 2023.

Intellectual Property
The Company is dependent on the following intellectual property:
Trademarks
None.

Patents
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Tech & Product Dev	39%	39%	44%

Sales & Marketing	25%	25%	20%
G&A	16%	16%	14%
Client Services	12%	12%	12%
Operational Services	7%	7%	9%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities
Michael Demko	Founder, CEO, and Chairman of the Board (Jan. 2018- present)	Founder, CEO of Locai Solutions (Jan. 2018 - present): Directs & manages all aspects of the business.
Scott DeGraeve	Founder, COO (Jan. 2018 - present)	COO of Locai Solutions (Jan. 2018 - present): Primary responsibility for Sales & Marketing and advising clients on Operation strategy
Kristin Demko	Founder, General Counsel and Board Director (Jan. 2018 - present)	General Counsel and Director of Locai Solutions (Jan. 2018 - present): Providing legal counsel to the business and advises/guides business strategy.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 10 employees located in North America with 9 employees in the United States and 1 employee in Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,000,000	YES	N/A	100%	N/A

The Company has the following debt outstanding:

Type of Loan	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Promissory Note	Multiple Investors	$2,236,718.75	5% per annum	N/A	N/A	July 20th, 2020	Cap: $5,500,000 Discount: 80%
SAFE agreement	Imperfect Foods, Inc.	$500,000	0%	N/A	N/A	N/A	Cap: $8,000,000 Discount: 80%

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Demko	Common Stock	88%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Locai Solutions, Inc. ("the Company") was incorporated on January 5, 2018 under the laws of the State of Delaware, and is headquartered in Denver, Colorado. The Company offers an end-to-end eCommerce solution for grocers through a software suite that includes an engaging eCommerce site configurable to the retailer's brand, a personalized meal planning application that provides a convenient 1-click shopping experience, an Endless Aisle application to expand a grocer's assortment and a fulfillment application for use in-store or distribution centers.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $512,357.59 in cash balances as of August 31, 209, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $6,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	01/2019 - 06/2019	Section 4(a)(2)	Convertible Promissory Note	$2,236,718.75	Sales, Marketing & Product Development
Pre-Seed	2018	Section 4(a)(2)	SAFE agreement	$500,000	Software License

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
N/A

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company[, as described in the certificate of incorporation].

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including

additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the year ended December 31, 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $38,886 and is recorded under 'Advances – related party' on the balance sheet.

During the year ended December 31, 2018, a shareholder agreed to defer a portion of their salary until some future event. At December 31, 2018, the deferred compensation outstanding in the amount of $65,906 is recorded under 'Deferred Compensation' on the balance sheet.

During the year ended December 31, 2018, the Company issued a convertible note to a shareholder. At December 31, 2018, the amount of the convertible note is $250,000, and is recorded under 'Related party Convertible Notes'.

During the year ended December 31, 2018 the Company issued convertible notes to a relative of a shareholder and officer of the Company. At December 31, 2018, the total amount of the convertible notes is $1,100,000, and is recorded under 'Related party Convertible Notes.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Demko
(Signature)

Michael Demko
(Name)

Founder, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Demko
(Signature)

Michael Demko
(Name)

CEO, director, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

September 6, 2019
(Date)

/s/Scott DeGraeve
(Signature)

Scott DeGraeve
(Name)

COO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

September 6, 2019
(Date)

/s/Kristin Demko
_____
(Signature)

Kristin Demko
_____
(Name)

Director, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

September 6, 2019
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



LOCAI SOLUTIONS, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018

LOCAI SOLUTIONS, INC.

Year Ended December 31, 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Locai Solutions, Inc.
2796 S. Boston Court
Denver, Co. 80231

We have reviewed the accompanying financial statements of Locai Solutions, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the period of January 5, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

August 24, 2019

LOCAI SOLUTIONS, INC.
BALANCE SHEET
December 31, 2018
(unaudited)

	2018
Assets	
Current assets	
Cash and cash equivalents	$ 589,739
Accounts receivable	8,000
Prepaid expenses	6,256
Total current assets	603,995
Property and equipment, net	2,063
Intangible assets, net	1,001,000
Total assets	$ 1,607,058
Liabilities and stockholders' equity	
Current liabilities	
Accounts payable and accrued expenses	$ 258,204
Deferred compensation	65,906
Advances - related party	38,886
Accrued interest - related party	33,788
Accrued interest	13,384
Total current liabilities	410,168
Related-party convertible notes payable	1,300,000
Convertible note payable	350,000
SAFE agreement	500,000
Total liabilities	2,560,168
Commitments and contingencies	-
Stockholders' equity	
Common stock, 10,000,000 authorized, par value $.001;	
9,000,000 shares issued and outstanding at December 31, 2018	9,000
Accumulated deficit	(962,110)
Total stockholders' equity	(953,110)
Total liabilities and stockholders' equity	$ 1,607,058

See accountants' review report and accompanying notes to the financial statements.

LOCAI SOLUTIONS, INC.
STATEMENT OF OPERATIONS

For the period from January 5, 2018 (inception) through December 31, 2018

(unaudited)

Revenue		
Sales, net	$	54,376
Cost of goods sold		(16,665)
Gross profit		37,711
Operating expenses		
Payroll and related expenses		591,433
Contractors expense		258,981
General and administrative		66,409
Travel		25,674
Professional fees		9,930
Depreciation and amortization		222
Total operating expenses		952,649
Loss from operations		(914,938)
Other expense		
Interest expense		(47,172)
Total other expense		(47,172)
Net loss before income taxes		(962,110)
Provision for income taxes		-
Net loss	$	(962,110)

LOCAI SOLUTIONS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period from January 5, 2018 (inception) through December 31, 2018

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on January 5, 2018 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	8,000,000	8,000	-		8,000
Issuance of common stock for intellectual property	1,000,000	1,000	-		1,000
Net loss				(962,110)	(962,110)
Balance on December 31, 2018	9,000,000.00	$ 9,000	$ -	$ (962,110)	$ (953,110)

See accountants' review report and accompanying notes to the financial statements.

LOCAI SOLUTIONS, INC.

STATEMENT OF CASH FLOWS

For the period from January 5, 2018 (inception) through December 31, 2018

(unaudited)

Cash flows from operating activities		
Net loss	$	(962,110)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		222
Changes in operating assets and liabilities:		
Accounts receivables		(8,000)
Prepaid expense		(6,256)
Accounts payable and accrued expenses		8,204
Accrued interest - related party		33,788
Accrued interest		13,384
Deferred compensation		65,906
Net cash used by operating activities		(854,862)
Cash flows from investing activities		
Payments for the purchase of fixed and intangible assets		(252,285)
Net cash used by investing activities		(252,285)
Cash flows from financing activities		
Proceeds from convertible debt - related party		1,300,000
Proceeds from convertible debt		350,000
Advances - related party		38,886
Proceeds from common stock issuance		8,000
Net cash provided by financing activities		1,696,886
Net decrease in cash and cash equivalents		589,739
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	589,739
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-
Non-Cash activity:		
SAFE agreement issued for purchase of intangible asset	$	500,000
Accounts payable for purchase of intangible asset	$	250,000
Common stock issuance for intelluctual property	$	1,000

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Locai Solutions, Inc. ("the Company") was incorporated on January 5, 2018 under the laws of the State of Delaware, and is headquartered in Denver, Colorado. The Company offers an end-to-end eCommerce solution for grocers through a software suite that includes an engaging eCommerce site configurable to the retailer's brand, a personalized meal planning application that provides a convenient 1-click shopping experience, an Endless Aisle application to expand a grocer's assortment and a fulfillment application for use in-store or distribution centers.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018, the Company determined no allowance for uncollectible accounts was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018.

Depreciation expense for the year ended December 31, 2018, was $222.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2018, the Company recognized $29,295 in advertising costs, recorded under the heading 'General and administrative' in the statement of income.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a book loss of $962,110 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through August 24, 2019, the date these financial statements were available to be issued. The following were subsequent disclosures:

- In March 2019, the Company issued convertible notes to a related party for proceeds of $100,000 and payment of deferred compensation of $86,719, respectively.

- In April 2019, the Company issued a convertible note to a related party for proceeds of $150,000.

- In June 2019, the Company issued a convertible note to a related party for proceeds of $250,000.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception totaling $962,110 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2018:

Software license	$	1,000,000
Intellectual property		1,000
		1,001,000
Accumulated amortization		-
Intangible assets, net	$	1,001,000

Amortization expense for the year ended December 31, 2018, was $0 as the Company had not yet put the items into service and no life has been assigned for amortization purposes.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

Furniture and equipment	$	2,285
		2,285
Accumulated depreciation		(222)
Property and equipment, net	$	2,063

Depreciation expense for the year ended December 31, 2018 was $222.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $38,886 and is recorded under 'Advances – related party' on the balance sheet.

During the year ended December 31, 2018, a shareholder agreed to defer a portion of their salary until some future event. At December 31, 2018, the deferred compensation outstanding in the amount of $65,906 is recorded under 'Deferred Compensation' on the balance sheet.

During the year ended December 31, 2018, the Company issued a convertible note to a shareholder. At December 31, 2018, the amount of the convertible note is $250,000, and is recorded under 'Related party Convertible Notes.

During the year ended December 31, 2018 the Company issued convertible notes to a relative of a shareholder and officer of the Company. At December 31, 2018, the total amount of the convertible notes is $1,100,000, and is recorded under 'Related party Convertible Notes

NOTE 6 – CONVERTIBLE NOTES PAYABLE

The Company issued a total of five convertible notes payable for cash proceeds of $1,650,000 between January 19, 2018 and August 21, 2018. The securities are all convertible into common shares of the Company and mature 24 months from the date of issuance. All of the securities including ones issued to related parties (see Note 5) may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's common stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for common stock as part of the $1,500,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
3. Upon maturity, holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company recognized interest expense of $47,172 related to the convertible notes during the year ended December 31, 2018.

NOTE 7 – SAFE AGREEMENT

During the year ended December 31, 2018, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) in exchange for the final payment on a software license totaling $500,000. The SAFE agreement has no interest rates or maturity date.

The SAFE agreement entered into becomes convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreements convert into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; B) the price implied by a $8,000,000 valuation cap divided by the capitalization of the Company at the triggering equity financing.

At December 31, 2018, the SAFE agreement has not yet converted as qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2018 but will be prior to the qualifying financing.

NOTE 8 – STOCKHOLDERS'/MEMBERS' EQUITY

The Company has 10,000,000 authorized common shares at a par value of $.001. During the year ended December 31, 2018, the Company issued 8,000,000 shares for $8,000 cash and 1,000,000 shares for the transfer of intellectual property from one of the owners to the Company valued at $1,000. At December 31, 2018, there were 9,000,000 shares of common stock issued and outstanding.

EXHIBIT C
PDF of SI Website


1
locai
Intelligent end-to-end eGrocery
Redefining digital grocery
Strictly Confidential
locai
This presentation contains offering materials prepared solely by Lo
Inc. without the assistance of SI Securities, and not subject to FINR
In addition, this presentation may contain forward-looking stateme
information relating to, among other things, the company, its busin
strategy, and its industry. These statements reflect management's
with respect to future events based information currently available
subject to risks and uncertainties that could cause the company's a
to differ materially. Investors are cautioned not to place undue reli
forward-looking statements as they are meant for illustrative purpo
do not represent guarantees of future results, levels of activity, per
achievements, all of which cannot be made. Moreover, no person r
person or entity assumes responsibility for the accuracy and compl
forward-looking statements, and is under no duty to update any su
statements to conform them to actual results.

DOWNLOAD

Invest in Locai Solutions

locai provides grocers with end-to-end digital applications from an eCommerce platform to a fulfillment management system

Edit Profile

$1,000 Minimum | **$6,500,000** Pre-Money valuation | **Preferred Equity** Security Type

INVEST

Time Left 56d : 08h : 21m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Locai Solutions is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Locai Solutions without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Co-founders are successful entrepreneurs with 20+ years of executive experience in operating roles at companies such as Peapod and Freshdirect.
- Raised $2.2 MM to date including a strategic investment from Burris Logistics, a food logistics provider with clients such as BJ's.
- Achieved significant market penetration including the launch of Angelo Caputo's Fresh Markets in Chicago, which has been able to increase their average order size from $117 to $141 with locai (comparing May and Feb. 2019 numbers).
- CookIt, locai's AI power meal planning application, is expected to launch in September with ShopRite, a major regional retailer in the New York Metro Area.
- We developed the operational strategy for Lowes Foods, a regional mid-Atlantic grocer with 70+ stores, and expect to roll out their first dedicated dark store fulfillment center utilizing locai's PowerPick fulfillment application in 2020.

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $6,500,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

locai: Redefining digital grocery by providing grocers with a suite of applications with personalization at its core powered by proprietary AI. Through its personalization engine, locai enables grocers to engage their shoppers and maximize their revenue.

With online grocery shopping projected to grow from 5.1% of the market today to 16.7% by 2023, grocers will see the relationships with their customers put to the test. They need digital solutions that can engender customer loyalty and scale. Without the loyalty of their customers, behemoths like Walmart and Amazon will dominate this market. To date, the online solutions grocers have had available to them are often inflexible and lack the innovative digital features customers are demanding.

At locai, we're restoring this connection between grocers and shoppers by providing an end-to-end digital commerce platform that has personalization at its core. Through personalization, grocers help their shoppers feel known online as well as in-store. Our CookIt meal planner provides personalized recipe recommendations that can be shopped in 1-click, giving shoppers even greater convenience. Our Searchandising engine enables digital shelves to be personalized, allowing grocers to present products shoppers want. The store shelf becomes a dynamic connection point between the grocer and their shoppers. These digital shelves can also be configured to maximize the grocer's ad revenue through paid placement.

locai couples this front-end capability with PowerPick, its Fulfillment Management System. Today, most online order fulfillment is done in-store. This approach negatively impacts shoppers with aisle congestion and impedes staff productivity. Grocers are also unable to properly manage stock, resulting in out of stocks, lost sales, and dissatisfied customers. These issues will only grow as online grocery grows. Unlike our competitors, the locai PowerPick Fulfillment Management System supports multi-point fulfillment, from stores to warerooms and dark stores and any combination thereof. With PowerPick's, grocers can scale their operations profitably.

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Term Sheet
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Product & Service

locai provides grocers with an end-to-end solution that scales with their digital grocery needs in an ever-evolving digital market. From its front-end Digital Commerce platform; to its back-end fulfillment system, locai optimizes customer engagement as well as maximizes profitability and reduces out-of-stocks through the use of proprietary AI and machine learning technology.

The locai platform was developed with personalization at its core to optimize the customer experience with applications such CookIt. As a meal planning solution, CookIt is the ultimate in convenience and has been proven to increase basket size, customer engagement, and loyalty. Powered by AI, CookIt maps any recipe to a grocer's catalog. CookIt makes personalized recipe recommendations based on numerous data sources such as past purchase history, dietary and cuisine preferences, as well as items in a customer's basket. Shoppers just click on a recipe and their cart is automatically populated with all the needed ingredients. CookIt also takes into account pricing, serving sizes, and product quantities to minimize food waste.

locai's Searchandising engine is a personalized search-based approach to merchandising that enables items to be organized by terms such as "sandwich staples" or "healthy snacks", creating a shopping experience with context. Our Searchandising engine enables the grocer to build digital shelves that are personalized based on customer preferences and purchase history and can be configured for weekly sales, seasonal items, or other contextual terms. They can also be configured to maximize the grocer's ad revenue through paid placements creating an additional revenue stream. Searchandising turns the store shelf into a dynamic connection point between the grocer and their shoppers.

locai's Endless Aisles provides grocers with a way to increase the number of items they offer online without adding any additional carrying costs. Through locai's network of drop ship partnerships, grocers can select the additional items they'd like to offer their customers, set pricing, and participate in the increased revenue. Shoppers enjoy a single checkout across all these items (including items that are in-store or carried by a third party) which increases customer convenience and satisfaction.

CookIt, Searchandising, and Endless Aisles are core features of the locai Digital Commerce platform but can also be easily integrated into any eCommerce platform via locai's APIs and/or javascript modals. Both CookIt and Endless Aisles are also available as microsites that can customized to the grocer's brand.

locai couples its front-end capabilities with PowerPick, a Fulfillment Management System integrated with our proprietary Order Management System (OMS). Today, most online order fulfillment is done in-store. In-store fulfillment is already failing to scale with online volume due to aisle congestion that impedes both shoppers and staff productivity. Grocers are also unable to properly manage stock, resulting in out of stocks, lost sales, and dissatisfied customers. These issues will only grow exponentially as the online grocery market grows. Unlike our competitors' services, the locai OMS combined with PowerPick supports multi-point order fulfillment from in-store, to warerooms, dark stores, and robotic fulfillment centers or any combination thereof.

All of locai's applications are built on a cloud native microservices architecture enabling locai to easily scale with the grocer's needs as well as innovate faster and with more flexibility and efficiency. The locai platform can also plug and play by seamlessly with other best-in-class technologies based each grocer's specific business needs.

Gallery

















locai

02:37

locai's eCommerce platform.

desktop view

Media Mentions

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Term Sheet

Prior Rounds

Market Landscape

Data Room

0 comments

FAQs

SeedInvest











The Team

Founders and Officers



Mike Demko
CEO & FOUNDER

Mike Demko is locai Solutions founder and CEO. He's a results-driven executive with 20+ years of success across eGrocery, eCommerce, and digital technology industries. He has grown companies via a data driven, hands on approach. Prior to starting locai, Mike held leadership positions at companies including Door to Door Organics, Ask.com, FreshDirect, and Priceline. His broad areas of expertise include operations, marketing, product development, financial planning, turnaround management, and M&A. He holds a BS and MS in Engineering from Princeton University and an MBA from The Wharton School. Mike also served as an Officer in the U.S. Army.



Scott DeGraeve
COO

Scott DeGraeve is locai's co-founder and COO and is an experienced practitioner in the online grocery space. He has 20+ years of hands-on experience in eGrocery and continues to be one of the thought leaders in the development of this channel. Scott founded one of the first online grocery companies at the genesis of the industry, and after several years of rapid growth, sold the company to Peapod. He spent 15 years on the executive team at Peapod and was instrumental in Peapod evolving to its leading position in online grocery



Kit Demko
SVP BUSINESS DEVELOPMENT & GC

Kit Demko is locai's co-founder, General Counsel and SVP of Business Development. She has 20+ years of leadership in technology. Kit began her career doing international Mergers & Acquisitions, then went in-house as the Corporate Counsel for a public semiconductor company. She ultimately founded a Corporate law firm in NYC focusing on the legal and business development needs of start-ups in the tech sector.

Key Team Members

Tom Deryckere

Ben Warden

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.2582
Pre-money valuation:	US $6,500,000
Option pool:	7.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $100,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Locai Solutions has set an overall target minimum of US $250,000 for the round, Locai Solutions must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Locai Solutions's Form C.
Regulation CF cap:	While Locai Solutions is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

Tech & Product Dev   Sales & Marketing   G&A
Client Services   Operational Services

Highlights

Overview

Prior Rounds

Product & Service

This chart does not represent guarantees of future valuation growth and/or declines.

The Team

Term Sheet

Prior Rounds

Market Landscape

Data Room

Pre-Seed

Round Size	US $2,150,000
Closed Date	Jun 30, 2019
Security Type	Convertible Note
Valuation Cap	US $5,500,000

💬 0 comments

❓ FAQs

✉ SeedInvest

Market Landscape



Online Grocery Market Forecast
source: Business Insider

The online grocery market is forecast to be $36.2B in 2019 and estimated to grow to $117B by 2023. locai provides digital solutions to this market and our target retailers (small to midsize retailers) represent approximately 40% of this market.

Our SaaS fee structures (an our competitors) are on a tiered rate card that are performance based on the volume of online retail sales through our platform. As a percent of total retail sales, our SaaS fees are approximately 1.5%. Therefore the size of our target market is 1.5% of 40% of $36.2B or $220MM in 2019 growing to $700MM by 2023.

In addition, the company's technology as applicability to digitally savvy in-store shoppers as well as CPG companies looking to market to our clients end customers. Those two markets represent another $750MM and $1.25B market opportunities respectively by 2023.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The plasma infusion market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its SaaS applications. The sales process involves educating customers about the Company's SaaS applications, participating in extended SaaS applications evaluations and configuring the SaaS applications to customer-specific needs. The length of the sales cycle, from initial

Highlights
Overview
Product & Service
The Team
Term Sheet
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception totaling $962,110 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern

The Company has conducted related party transactions. During the year ended December 31, 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $38,886 and is recorded under 'Advances – related party' on the balance sheet. During the year ended December 31, 2018, a shareholder agreed to defer a portion of their salary until some future event. At December 31, 2018, the deferred compensation outstanding in the amount of $65,906 is recorded under 'Deferred Compensation' on the balance sheet. During the year ended December 31, 2018, the Company issued a convertible note to a shareholder. At December 31, 2018, the amount of the convertible note is $250,000, and is recorded under 'Related party Convertible Notes. During the year ended December 31, 2018 the Company issued convertible notes to a relative of a shareholder and officer of the Company. At December 31, 2018, the total amount of the convertible notes is $1,100,000, and is recorded under 'Related party Convertible Notes."

The Company's founders, Michael Demko and Kit Demko, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Term Sheet
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Locai Solutions

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Locai Solutions. Once Locai Solutions accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Locai Solutions in exchange for your securities. At that point, you will be a proud owner in Locai Solutions.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Locai Solutions has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Locai Solutions does not plan to list these securities on a national exchange or another secondary market. At some point Locai Solutions may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Locai Solutions either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Locai Solutions's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Locai Solutions's Form C. The Form C includes important details about Locai Solutions's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

Edit your campaign

Highlights

Overview

Product & Service

The Team

Term Sheet

Prior Rounds

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



locai

Intelligent end-to-end eGrocery

Redefining digital grocery

This presentation contains offering materials prepared solely by Locai Solutions, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

locai is redefining the digital grocery experience by **providing grocers** with a suite of **applications** that will both **engage their shoppers** as well as **improve the grocer's operational performance**

Enabling grocers to succeed end-to-end in a quickly changing digital market

locai

Grocers are Facing Challenges on Multiple Fronts

Grocer Customer Relationships are Under Pressure

Food is a relationship of trust and grocers are **losing connection** with their customers online

Current online solutions are **inflexible** and lack innovative consumer interfaces

Shoppers want it now and with no additional fees – **lost profitability**

Revenue and Profits are at Risk

Online **order fulfillment in-store** negatively impacts both in-store and online shoppers:

- Aisle **congestion** impedes shoppers and staff **productivity**
- Items **out of stock** are resulting in **lost sales** and **poor order quality**

Grocers are **losing control** of their **vendor relationships** and **vendor $$**

The locai Platform addresses these Challenges

Restoring Trust

Enabling Profitably

The locai platform is built with **personalization** at its core - shoppers feel known

Our **CookIt** meal planner provides personalized recipe recommendations that can be shopped in 1-click

Our **Searchandising** engine enables digital shelves that present products shoppers want

Our **Order Management System** enables operations to efficiently scale

PowerPick, our fulfillment application

- ✓ Maximizes profitability through intelligent batching and routing

- ✓ Dramatically reduces out of stock issues through inventory management

Vendor $ - locai increases revenue opportunities with paid placement through both our **Searchandising** engine and **CookIt**

Redefining Digital Grocery via our Suite of Next Generation Applications

CookIt: Meal Planning Application

Personalized meal recommendations

Integrates into any eCommerce site

Turnkey Headless eCommerce Platform

Personalized merchandising engine

Customizable to the retailer's brand

Endless Aisles

Expanded assortment via drop ship

Integrates into any eCommerce site



PowerPick: Fulfillment Management System

Optimal for small warehouses, dark stores, warerooms and in-store

Tasking for pick & pack, receiving and replenishment operations

Integrated with autostore's storage automation system

Order Management System

Supports multi-point fulfillment

Efficient order batching



Our product suite is available fully integrated or can be sold as separate applications

Delivering Value to the Grocer


Search for Products
Account
Shopping At
Caputo's Carol Stream
Home
Browse By Aisle
Sales
Buy It Again
Weekly Ad
Our History
Locations
Catering
The Grapevine
My Order
Our Chef is continuing our commitment in offering
Fresh
Homemade Meal Solutions from around the world
WE HAVE HUNDREDS OF ITEMS TO
Mix & Match
From sides to appetizers, soups, salads, Sandwiches, pizzas, entrees and lots more hot & cold to help create your perfect meal for you and your family in just minutes.
La Bella Romana
View all
All
Pasta Sauce
Pasta
Cheese
Pizza
Soups
Pastries
Pies
Oils & Spices
Giardiniera
Canned Tomatoes

Client success with locai

Feb 2019 vs May 2019
(pre locai) (post locai)

Lift in Average Order Size:
$117 -> $141

Reduced Bounce Rate by 19.8%

Increased New User Traffic from Organic Search Engine by 30.2%

Improved Engagement via increased Time on Site by 12.5%

Locai is Not Your Typical Start-up

Built on eCommerce technology developed specifically for grocery

Over **$5 MM** invested in development of the underlying locai eCommerce Platform

eCommerce technology **validated** in eGrocery as reflected by the following metrics:

✓ **20,000 orders / week, over 1MM orders in total**

✓ **Order sizes greater than $200**

✓ **100,000+ products indexed**

Founded by market-proven entrepreneurs with 20+ years combined experience in eGrocery; former executives at **Freshdirect** and **Peapod**

We're Built on a Microservices Architecture

locai proprietary Applications

3rd Party Integrations

Agile and Flexible

Our platform enables us to **innovate faster** and **more efficiently** based on ever evolving market needs



Turnkey Website
CookIt
Endless Aisles
PowerPick

APIs

locai Microservices

Users
ERP
ATP
Orders
Recipes
Search
Fulfillment
Suggest
Products

APIs

Point of Sale
Coupons
Loyalty Platform
Marketing Automation
Delivery Routing
Robotics Fulfillment

Plug and Play

We can seamlessly integrate with other best-in-class technologies

Our easy to implement widget apps (such as **CookIt**) are a **low-risk validation** of our software leading to **upsell opportunities** to the full platform

Microservices – So What?
It's a major differentiator*



Microservice architecture -
Highly decoupled systems presented as APIs with separate services developed based on business needs

Why Microservices matter:

- Speed of development
- Speed of deployment
- Ability to scale and optimize
- Flexible and seamless integrations



Monolithic architecture -
Single application containing all functionality with tightly coupled systems

The Issues with Monoliths

- A single change can impact all functions increasing the risk of bugs
- Slower to innovate & deploy, requires more testing, harder to scale

*Our competitors are built on a monolithic architecture



locai's Differentiators

✓ **CookIt** – Our competitors DO NOT offer **personalized** recipe recommendations that are shoppable with 1-click

✓ **Searchandising** – Our competitors DO NOT offer **personalized** digital shelves that can easily be set-up and organize products based on contextual terms like "sandwich staples"

✓ **PowerPick** – Our competitors DO NOT offer a wareroom / dark store fulfillment application that is fully integrated and offers real time visibility of inventory back to shoppers

✓ **Microservices Architecture** – Our competitors DO NOT have this next generation approach to software design that includes **personalization** on as a core service



Online Grocery Sales and Market Share Will Increase 5x by 2023

5.1%
$36.2B
Today

16.7%
$117B
by 2023

The shopping experience will determine who owns the market

* Grocery is a $700B industry

Sales & Marketing Strategy

Go to market with both **direct sales and market influencers** (individuals and/or organizations with significant client relationships and extensive industry experience)

Multi-product approach creates more **opportunities**

Build Awareness

Industry tradeshows
Speaking events
Press
Company blog
linkedin

Generate Leads

Assess pain points
Identify timing & budget
Target opportunities

Close Deals

Product <-> Client fit
Structure for growth
Frame for downstream upsell opportunities

Reinforce ROI

Analytics inform growth
Value added services
Upsell, upsell, upsell



locai

Accelerating Traction in Market

Multi-product strategy equals **multiple revenue streams** and **greater share** of value chain

Pipeline annualized run rate (ARR) value of **$ 5.2+MM**

3 clients already under **contract**













Revenue / Baseline Projections
in 000s
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$-
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20
Q3 '20
Q4 '20
Integrations
eComm Platform
CookIt: Meal Planning
Endless Aisles
PowerPick: Fulfillment Management
Services
Advertising

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

SaaS Revenue Model

Tiered monthly fees based on volume

	Small Client (10 – 20 Stores)	Medium Client (21 – 70 Stores)	Large Client (70+ Stores)
eComm Platform	$45,000 to $87,000 / yr	$87,000 to $400,000 / yr	$400,000 to $1,500,000+ / yr
CookIt or Endless Aisles	$18,000 to $36,000 / yr	$36,000 to $100,000 / yr	$100,000 to $300,000+ / yr
PowerPick: Fulfillment Application	$50,000 to $125,000 / yr	$125,000 to $250,000 / yr	$250,000 to $1,250,000+ / yr

Upfront integration fees that vary by complexity of customizations **and quantity** of integrations

5 Year P&L

in 000s	2018 (actual)	2019	2020	2021	2022	2023
Revenue						
Integrations	25	80	1,911	4,225	7,129	9,195
SaaS	3	142	1,619	6,066	15,176	29,219
Services	31	60	-	-	-	-
Advertising	-	-	125	865	2,824	5,952
Total Revenue	$ 58	$ 282	$ 3,654	$ 11,155	$ 25,129	$ 44,366
COGS	$ 15	$ 202	$ 2,170	$ 5,656	$ 10,864	$ 16,005
Gross Margin	$ 43	$ 79	$ 1,485	$ 5,499	$ 14,265	$ 28,361
		28.2%	40.6%	49.3%	56.8%	63.9%
S,G&A	$ 1,010	$ 1,636	$ 4,012	$ 7,576	$ 10,489	$ 14,538
EBITDA	$ (967)	$ (1,557)	$ (2,527)	$ (2,077)	$ 3,776	$ 13,822
		-552.6%	-69.2%	-18.6%	15.0%	31.2%

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Capital Requirements & Use of Funds

Capital raised to date: $2.2MM
Early stage strategic investor - Burris Logistics

Use of Funds
Increase Sales Velocity
Continued Product Innovation
S G&A

Use of Funds

locai

Tech Payroll, Sales & Marketing (Payroll + Expenses), Client Services, Operation Services, Administrative Payroll, Platform Tech Costs (AWS, etc.), Professional Services, Rent, Misc G&A

0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0%

Strictly Confidential



Management Team



Mike Demko
CEO & Founder

CEO of Door to Door Organics
COO/CFO of GPShopper
VP of Operations for FreshDirect



Scott DeGraeve
COO

COO Door to Door Organics
Senior Executive at Peapod



Kit Demko
SVP Business Development & GC

Private Practice in M&A and Technology
Corporate Law
Corporate Counsel at ATMI

Tom Deryckere
VP Technology

VP Technology at GPShopper
Director of Technology at
ConsumerSearch / Ask.com

Revolutionizing the digital grocery experience

Personalized solutions to meet **grocers'** evolving needs

Flexible and **scalable** consumer front end and back end fulfillment applications



locai

intelligent end-to-end eGrocery

The Experts in Next Generation **eGrocery** Solutions

EXHIBIT E
Video Transcript

Exhibit E: Locai Solutions Video Transcripts

locai
https://vimeo.com/357610875

[music]

[no voiceover]

Text on screen reads:
locai
Revolutionize the Grocery Industry

Online Grocery is a reality

Are you ready to handle the exploding demand?

A consistent in-store and online presence helps you build loyalty and increase sales

Locai offers an intuitive and engaging digital shopping experience your customers will love

All with an immersive brand experience & high level of convenience and personalization

A Fully Customizable Digital Platform
eCommerce for Grocery
Digital Grocery
Intelligent End-to-End Custom Platform

Promotions & Coupons
Spruce up for spring

Personalized Shopping & Search Results

Powered by AI/Machine Learning

Personalized Meal Planning

Give your customers the ability to instantly find what they love!

What makes us different?

Check out our products

Personalized Meal Planning Powered by AI

Ingredients into Dishes
CookIt
Intelligent Ingredient Usage Across Recipes

Takes convenience to the next level

Proven to increase basket size and customer loyalty

Easily integrates with any eCommerce platform.

Broaden Product offerings Without Additional Inventory Costs
Overcome Limited Shelf Space
Endless Aisles
More Choices with Less Overhead

Add thousands of SKUs with direct-to-consumer drop ship integration

Easily integrates into any eCommerce platform

Fulfillment Management Software
Time Saving Automation.
PowerPick
Automated Online Ordering Redesigned

A great customer experience includes operational excellence

The right tools make all the difference

Increase order accuracy improve productivity & reduce out-of-stocks

Built for Scale & Flexibility

We're headless built on a cloud native microservices architecture

Truly next gen
Easily scales with your business
Seamlessly integrates with any application
Nimbly keeps pace with new innovations

24/7 dedicated Support enabling you to stay focused on the customer

Be part of redefining the Grocery Industry.
See how locai can help you today.

CookIt Screen Recording
https://vimeo.com/356814090

[no sound]

[no voiceover]

[Video shows screen roll demo of locai's product, CookIt]